July 16, 2012

Via EDGAR and Facsimile

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-3561

Attn:	Mara L. Ransom
Chris Chase

Re:	Active Power, Inc.
Registration Statement on Form S-3
File No. 333-181054

Acceleration Request

Requested Date:	July 18, 2012
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Active Power, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3, as amended (File No. 333-181054) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Derek L. Willis of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Active Power, Inc.
2128 West Braker Lane, BK12
Austin, Texas 78758
Tel: +1.512.836.6464   Fax: +1.512.836.4511

U.S. Securities and Exchange Commission
Re: Active Power, Inc.
July 16, 2012

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Derek L. Willis, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (512) 338-5412.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Derek L. Willis via facsimile at (512) 338-5499 and via mail to Wilson Sonsini Goodrich & Rosati, Professional Corporation, 900 S. Capital of Texas Highway, Las Cimas IV, 5th Floor, Austin, TX 78746-5546.

Sincerely,

ACTIVE POWER, INC.

By:	/s/ John K. Penver
John K. Penver,
Chief Financial Officer